March 21, 2005



Via US Mail and Facsimile

Mr. Geoff Bicknell
Chief Financial Officer
Nile House, Nile Street
Brighton, East Sussex
BNI 1HW, England

Re:	FutureMedia PLC
	Form 20-F for the fiscal year ended April 30, 2004
	Commission file #: 000-21978

Dear Mr. Bicknell:

We have reviewed your December 17, 2004 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Annual Report on Form 20-F for the fiscal year ended April 30,
2004

Item 7:  Major Shareholders and Related Party Transactions, page
39

1. We note your response to comment 2 that you have no further information on the ultimate beneficial owner of Rennes Foundation and
Jobelin Foundation. However, we are interested in those entities and persons that have voting or investment power in the two Foundations, rather than specifically the beneficial owners. Please supplementally tell us, and disclose in future filings, the names of the entities that have voting or investment power in the Rennes and
Jobelin Foundations and the Futuremedia officers and directors that have voting or investment power in those entities.


Financial Statements

Notes to the financial statements

-Revenue Recognition, page F-8

2. We note your response to comment 4. You state that you apply the guidance in EITF 00-21 in recognizing revenue from Learning for ALLTM. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting when higher literature provides no guidance. From your disclosure, this e-learning management system consists of providing all hardware, operating system software and other software packages and support services such as delivery, installation, training and support. Tell us supplementally and disclose in future filings if you apply the guidance in SOP 97-2 in recognizing revenue from Learning for ALLTM. If you apply the guidance in SOP 97-2, tell us how you determined the fair value of each element. If you believe the software is incidental to your product and therefore you are not within the scope of SOP 97-2, explain to us the basis for your conclusion. Also, tell us how you considered the guidance provided in EITF 03-05. We may have further comment based on your response.

3. Tell us supplementally how you considered the guidance provided in
EITF 00-3 and its impact on your revenue recognition policy.

Form 6-K dated December 15, 2004

4. We note during the six months ended October 31, 2004 you recorded a loss in value which was other than a temporary decline of your investment in Luvit AB of GBP 282,000. Tell us supplementally the following in regards to your investment:

* what factors you considered in determining the fair value of your investment,
* how you determined the fair value of your investment at October
31,
2004 and
* why you believe the remaining value of your investment is recoverable.
      Refer to paragraph 19 (h) of APB 18.

5. It appears that you have discontinued applying the equity method in accounting for your investment in Luvit AB in 2005 (i.e., recording your share of losses in Luvit AB). Tell us why you believe it is not appropriate to continue recording your share of the losses of Luvit AB. Also, tell us supplementally if you are required to provide additional funding to Luvit AB beyond your investment. Refer to the guidance in paragraph 19(i) of APB 18.

* * * * * * * * * * * * * * * * * * * * * * *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-824-5663 or Michele Gohlke at
202-942-7903 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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FutureMedia PLC
March 21, 2005
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